FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: February 7, 2005

Exhibit 99.1

The9 To Report Fourth Quarter and Fiscal Year 2004

Financial Results

Shanghai, China – February 7, 2005, The9 Limited (NASDAQ: NCTY), a leading online game operator and developer in China, announced today that it would host a conference call and webcast on Wednesday, February 23, 2005 at 8:00 PM, US Eastern Time / Thursday, February 24, 2005 at 9:00 AM Beijing Time, to discuss The9’s financial results for the fourth quarter and fiscal year 2004, which would be released shortly after the close of the market on the same day. The press release will also be posted on The9’s Investor Relations section of its web site located at www.the9.com.

Conference call details:

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the US, members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086, password “81178862”. A replay of the call will be available through March 3, 2005. The dial-in details for the replay: U.S Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “91228870.”

Webcast details:

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the company’s web site ( www.the9.com ) 15 minutes prior to the call, then click on the icon for “Fourth Quarter and Fiscal Year 2004 Financial Results Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator and developer in China. Currently, The9’s business is primarily focused on operating and developing MMORPGs which would allow thousands of players to concurrently log on to network servers to “role-play” characters in a virtual word.

The9 operates MU in China through 9Webzen Limited, a joint venture in which The9 owns 51%. MU is a 3D MMORPG licensed from Webzen Inc., a Korean online game developer and operator. The9 has also obtained exclusive licenses to operate additional MMORPGs in China, including “World of Warcraft” (“WoW”) licensed from Vivendi Universal Games, “Mystina Online” licensed from an online game operator in China and “Granado Espada” licensed from Hanbitsoft, Inc., a Korean online game developer. In addition, The9 has developed its first proprietary MMORPG entitled “Joyful Journey West” (“JJW”). The9 expects to commercially launch Mystina Online, WoW and JJW in 2005. Since it commenced operations in 1999, The9 has experienced substantial growth and become one of the largest online game operators in China.

For further information about The9, please contact

Ms. Hannah Lee

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com

or

Alexander Fudukidis

Breakstone & Ruth International

Tel: +1 (646) 536-7012

Email: afudukidis@breakstoneruth.com